Exhibit 99.5

ParcelPal Technology, Inc. Reports First Quarter 2021 Results Highlighted by Record Q1 Revenue and a Significantly Reduced Cash Operating Loss

Vancouver, British Columbia – May 28, 2021 – ParcelPal Technology Inc. (“ParcelPal” or the “Company”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce its Q1 2021 financial results highlighted by record Q1 revenue and a significantly reduced cash operating loss year over year.

Overview

In Q1 2021, the Company continued its operating success, which was driven by revenue growth of 8% to approximately $1.2 million (up from $1.1K in Q1 2020), which was a record revenue high for Q1 since inception of the Company.  Importantly, the Company’s cash operating loss decreased 30% to $599,215 (compared to $849,116 in Q1 2020).  Despite a much slower start to the year in business with our largest customer (due to an issue out of our control), we were able to offset it with continued diversification of our customer base, which drove revenue out of the pharmaceutical, meal kit and retail spaces.

Our revenue growth and operating loss reductions are, in large measure, driven by our business expansion plan, in which we continue to invest in our service offering, ramp up our staffing levels to meet the increase in business, and increase our focus on client diversification and higher margins.

"The actions we have taken to increase our gross revenue and rebuild our service offering have placed our Company in a better position to deliver value to our customers during the crisis caused by the COVID-19 pandemic," said ParcelPal’s CEO Rich Wheeless. "This is just the beginning of our improved operating performance, and I am very encouraged by the lower operating losses which I see continuing as the Company expands into new and profitable markets in the current and future quarters."

"We have more work to do, and we will continue to take actions to strengthen our core business," said ParcelPal’s CEO Rich Wheeless. I am most proud of the fact that we are well capitalized to execute the Company’s expansion and growth plan that I have laid out, including a continued expansion through organic growth, strategic transactions and/or acquisitions.”

Q1 2021 Financial Highlights:

March 31, 2021 compared to March 31, 2020 - Financial Highlights:

•	Revenue growth of 8% to $1,188,918 (up from $1,100,327 in Q1 2020), a record revenue high for Q1 since inception of the company.

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Cash of $233,648 at March 31, 2021, compared to $255,668 at December 31, 2020, and vehicles and right-of-use assets of $402,965 compared to $343,699 at December 31, 2020. Of note, we currently have approximately $625K cash on hand and we have an untapped equity facility of $5M available to us at our discretion, which we implemented in December 2020.

•	Marketing and promotion decreased to $nil (Q1 2020 - $12,882) as the Company reduced marketing activity in an effort to converse cash and focus on operational growth.

•	Administrative, office and miscellaneous expenses decreased to $157,637 (Q1 2020 - $329,665) due to non-revenue generating cost-cutting measures.

•	Salaries decreased to $129,676 (Q1 2020 - $296,993) due to improvement in efficiencies in staffing assignments and cost cutting related to office staff.

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During the quarter ended March 31, 2021, the Company’s net loss was negatively impacted by approximately $877K of primarily non-cash expenses, including amortization, share issuances (including for debt settlements) and derivative liabilities.

Subsequent to the period ended March 31, 2021, a few notable events occurred, including:

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In April 2021, we announced an agreement to provide delivery services with Bayshore Specialty Rx (specialty pharmacy, infusion and pharmaceutical patient support services).  They are a subsidiary of Bayshore HealthCare, one of Canada’s leading providers of home and community healthcare services.  With over 100 locations across the country, including 65 home care offices, 13 pharmacies and 90+ clinics, Bayshore has more than 13,500 staff members and provides care to over 350,000 clients.  ParcelPal will be providing same day and next day prescription delivery to various facilities in the Vancouver, British Columbia area to start.

Outlook

The Company's strategic priorities for the remainder of fiscal 2021 include:

•	Continued expansion into large markets in Canada, and also planning the Company’s entry into the United States market.

•	Continued improvement in operating performance, and diversification of our customer base.

•	Building an exceptional and world-class brand with a focus on signing quality partners.

•	Using data, technology, and in-bound sales to ramp up sales and revenue generation.

The Company's complete financial results are available in its unaudited Financial Statements and Management's Discussion and Analysis for the quarter ended March 31, 2021, each of which have been filed with Canadian and United States securities regulators, respectively at www.sedar.com and www.sec.gov.

About ParcelPal Technology Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions.  We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in cities including Vancouver, Calgary, Toronto and soon in other major cities Canada-wide.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.  The information in this news release is not complete.  For a more complete description of all items referenced herein, please see our annual report on Form 20-F filed with the Securities and Exchange Commission and in our MD&A filed on Sedar, each as filed on the same date of this news release.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward-looking statement will materialize, and the reader is cautioned not to place undue reliance on any forward-looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.